Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Editorial

HR going forward

Since June, preparations for the merger have had an excellent start. Joint Huntsman-Clariant working groups on the individual workstreams set the ball rolling for a successful merger of equals. Head of Group HR Michael Riedel shares an update on preparations for Human Resources processes and organizations.

In the first week of September, the Merger Management Team gathered for another meeting in The Woodlands, Texas, for joint Huntsman-Clariant working groups planning the details for operational procedures for the phases after closing of the merger.

The working groups comprised a similar number of representatives from both companies focused on planning the HuntsmanClariant operational setup along with procedures for “day 1 readiness” — the first day after the closing of the merger — and the first year thereafter.

When the merger workstreams started, everyone in HR was very curious to get to know the other HR organization. Topics on the agenda included the structural setup under a joint HuntsmanClariant organization, HR information systems, the team size, HR processes and how they are organized.

Aligning HR organizations

Overall, team sizes are similar across the companies and Huntsman and Clariant cluster a portion of their HR activities in Centers of Expertise and use cloud-based information systems. However, systems differ: Huntsman has been using Workday for years whereas Clariant recently introduced MySuccess as the core HR system. Both companies are strongly committed to talent development and performance management.

Service levels and the relationship of HR to the business are organized differently in the two companies. The current Clariant setup is a centralized function with a process-driven focus while at Huntsman, HR works closer with the business utilizing regional and global HR business partners. A further difference lies in the organizational setup of HR compliance and data privacy related activities, which are covered in both companies in different organizations (e.g. data privacy in HR at Huntsman while in legal at Clariant).

Getting ready for day 1 and beyond

The work conducted during the first week of September in The Woodlands, Texas has served as the basis for further planning and identification of synergies.

We are in the process of preparing a joint proposal for a combined HR organization for review and approval by the Merger Steering Committee. This proposal will equitably combine the best practices of both organizations, including plans for capturing the synergies of a joint optimal HR organization for the new combined company.  HR merger talks are on time and we are making progress to prepare for a closing in December 2017/January 2018.  We intend to keep you apprised of major developments.

From “day 1” on, the real work will start. We are looking forward to starting a new joint HR function, with new and fresh ideas at HuntsmanClariant.

Stay tuned for more merger updates! People Matters will keep you posted on the progress of HR workstreams.

Read more on InSite:

Further information can be found on the Insite pages entitled “Merger Team Meets to Get Ready for Day 1” and “HuntsmanClariant Merger Information.”

HR sub-workstreams covered in merger preparations

1) Operating model

2) 3rd party spend optimization

3) Payroll & employee service center

4) HRIS/technology assessment

5) Senior management development versus organizational development

6) Recruitment & onboarding

7) Compensation & benefits

8) International assignments

9) Day 1 readiness

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and the quarterly report on Form 10-Q for the six month period ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.